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                          June 11, 2024

       James McCullough
       Chief Executive Officer
       Renalytix plc
       2 Leman Street
       London E1W 9US
       United Kingdom

                                                        Re: Renalytix plc
                                                            Registration
Statement on Form S-3
                                                            Filed June 5, 2024
                                                            File No. 333-279966

       Dear James McCullough:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aja
Eiden at 202-551-6072 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Marc Recht